Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 4 DATED JUNE 16, 2021
TO THE OFFERING CIRCULAR DATED OCTOBER 9, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated October 9, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that we have commenced internal discussions regarding a potential merger (the “merger”) with an affiliate of our sponsor, Fundrise Growth eREIT V, LLC (“Growth eREIT V”). Attached as Appendix A is a copy of the letter sent to investors on or about June 16, 2021 announcing the potential merger.

Recent Ongoing Developments in our Business.

Our Manager, in an effort to consolidate operations and maximize returns to our shareholders, commenced internal discussions regarding the merger. No definitive plan or agreement of merger has been finalized at this time, but we intend that the merger could be completed by the end of 2021. We intend that the merger would involve Growth eREIT V merging with and into the Company and would be structured as a stock for stock merger. In exchange for their shares in Growth eREIT V, shareholders of Growth eREIT V would receive shares in the Company based on the respective net asset value (“NAV”) per share amounts for each company, which we expect to update prior to the consummation of the merger. Pursuant to our and Growth eREIT V’s operating agreements, the Manager has the right to consummate the merger, subject to approval of the Independent Representative (defined therein), and shareholder consent is not required.

Our shareholders may continue to submit redemption requests under our redemption plan through June 30, 2021, and such requests will be processed on approximately July 1, 2021, pursuant to our normal redemption plan. Beginning on July 1, 2021, and until the consummation of the merger, our shareholders, and the shareholders of Growth eREIT V, will be unable to submit redemption requests, and our redemption plan will be temporarily suspended.  After the merger, we intend to resume our redemption plan.

As noted above, the NAV per common share of each of the Company and Growth eREIT V will be updated prior to, and in connection with the merger, and we have no plans to update such NAV per common shares prior to such time.

Appendix A

Merger of Growth eREIT V and Growth eREIT 2019 expected to occur later this year

To improve economies of scale and minimize operating costs, we plan to merge Growth eREIT V and Growth eREIT 2019 into a single larger growth-focused eREIT during the second half of 2021.

Key takeaways

•	In order to reduce operating costs and improve economies of scale, we are currently working to merge Growth eREIT V and Growth eREIT 2019 during the second half of 2021.
•	The new larger eREIT will continue to pursue a growth return profile by investing in the construction of single-family rental homes in affordably-priced markets throughout the Sunbelt.
•	No action is needed on your part — any shares held in Growth eREIT V at the time of the merger will be automatically converted into new shares of the scaled-up Growth eREIT 2019 in the amount equal to the value of your previous holdings, while any shares held in Growth eREIT 2019 will automatically become diversified across all the assets held by Growth eREIT V once the merger becomes effective.

We are writing to inform you, as an investor in Growth eREIT V and/or Growth eREIT 2019, of our intention to merge these two eREITs into one larger growth-focused eREIT. We expect to complete the merger sometime during the second half of 2021 and plan to update investors once we have a more specific target date.

As with the merger of the three eFunds which took place in November 2020, the primary purpose for merging the two eREITs is to create greater efficiencies, reduce the overall operating costs, increase diversification, and ultimately produce stronger potential returns for investors as a result of improved economies of scale.

To date, each of these funds has pursued a growth return profile by acquiring value-add or opportunistic investments with significant potential for value creation within supply-constrained markets, namely Los Angeles, CA and Washington, DC. Many of the investments are still early in their business plans and are just starting to generate returns for investors. It’s important to remember that private real estate business plans take time to begin to bear fruit (if you haven’t already, we suggest taking a look at our guide to how returns work on Fundrise).

We’re constantly working to improve your experience and reduce costs to help you keep more of what you earn. By merging these two eREITs, we aim to create a single larger fund that increases diversification and drives down fund-level operating costs, ultimately resulting in increased net returns to you as an investor (of course as with any investment there can be no guarantees).

Updated strategy: focus on housing

Upon completion of the merger, the newly consolidated eREIT will hold 11 assets, including potential infill development lots, commercial properties and construction projects, and cash, for net assets under management of approximately $115 million.

Going forward, we expect to continue to execute on the business plans for the existing portfolio of properties, while targeting new acquisitions that are positioned to benefit from the growing demand for rental homes in more affordably-priced markets across the Sunbelt.

As we stated in our first quarter flagship portfolio update, we believe that a variety of trends — such as millennials starting families, as well as changing social norms around work and school — has led to a growing population in need of more living space. We expect a portion of these individuals will look to rent for some time, which we believe may contribute to a growing demand for rental homes in the coming years.

Our intent with this newly merged eREIT, as part of our unified flagship product, is to continue to pursue a growth-focused return profile by investing directly in the development of single-family rental communities in affordable-priced areas, primarily in the Sunbelt. The first example of this type of investment is Carmel Villas, a 34-acre construction-ready property located outside of Dallas, where we plan to build 405 rental townhomes.

Our goal with these investments is to create a scaled portfolio of homes that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to the confluence of demographic factors, as outlined above, driving demand for affordably-priced rental homes.

No action is needed from you to take part in the merger. At the time of the merger, any existing shares you own in Growth eREIT V will be automatically converted into new shares of the scaled-up Growth eREIT 2019 in the amount equal to the value of your previous holdings. Additionally, any shares you own in Growth eREIT 2019 will automatically become diversified across all the assets held by Growth eREIT V once the merger becomes effective.

As always, we greatly appreciate the opportunity to serve each and every one of our investors. The eREITs, along with our other proprietary investment funds, are designed to seamlessly connect our technology platform with our investment strategies to serve as the building blocks for your Fundrise portfolio. We look forward to continuing to utilize this unique model to unlock even greater potential going forward.

Onward.

Frequently asked questions

How will the merger impact my tax reporting documents?

Your tax reporting will depend on which eREITs you currently own. In general, you should expect to receive a Form 1099-DIV for the dividends earned for each individual eREIT you own shares in at any point during the year. If you own shares in Growth eREIT V, your last Form-1099 for that fund should be provided to you in your 2021 tax package, to the extent a form is required. As a reminder, 1099s are typically available at the end of January.

How will the merger impact the value of my Fundrise account?

At the time of the merger, you will be issued shares of the newly-merged Growth eREIT 2019 in an amount equal to the value of any existing Growth eREIT V shareholdings. In conjunction with and immediately prior to executing the merger, we will update the net asset value per share (NAV) of both eREITs. To the extent that there is an increase or decrease in the NAV of either eREIT in which you are currently invested, you should expect your account value to change accordingly, but your account value should not change as a function of the merger itself.

How will the merger impact the diversification of my Fundrise portfolio?

If you do not currently own both Growth eREIT V and Growth eREIT 2019, you will automatically gain diversification across the properties held by the eREIT that you do not currently own as part of your Fundrise portfolio.

Can I redeem my shares prior to the merger?

Yes. Any redemption requests, including outstanding redemption requests submitted prior to June 30, 2021, at 11:59 PM EST, will be processed on approximately July 1, 2021, pursuant to the normal redemption plan. Please note that the standard redemption program, including any applicable early redemption penalties, may apply.

Between July 1, 2021, and the date the merger is consummated, investors will be unable to request a redemption for shares in either Growth eREIT V or Growth eREIT 2019.